ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 29, 2015	Antonio G. David T +1 617 235 4887 antonio.david@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds (Registration Nos. 333-84639 and 811-09521)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 142 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on April 16, 2015, relating to AMG GW&K Small Cap Growth Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

General

1.         Comment: The Staff notes that certain material information was omitted from Post-Effective Amendment No. 142. Please confirm all information will be filed with the SEC in the post-effective amendment to the Trust’s Registration Statement relating to the Fund to be filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) Amendment”).

Response: The Trust confirms that all outstanding information will be filed with the SEC in the 485(b) Amendment.

Prospectus

2.        Comment: In Footnote 2 to the Annual Fund Operating Expenses table, the Staff notes the length of the explanatory footnote regarding waiver of management fees and/or reimbursement of expenses. Please consider shortening the footnote.

Response: The requested change has been made.

3.         Comment: In the “Principal Investment Strategies” disclosure, please explain supplementally why it is appropriate for the Fund to consider “those companies with a market capitalization of less than $5.0 billion at the time of purchase” small-capitalization companies. As provided in Question 6 to the Rule 35d-1 FAQs, please consider pertinent references to industry indices, classifications used by mutual fund ratings organizations and definitions used in financial publications.

Response: The Trust believes that its definition of small-capitalization companies is reasonable. For example, the Trust notes that the market capitalization range, as of May 29, 2015, for the S&P SmallCap 600 Index, a widely used benchmark for tracking small-cap stock performance, was approximately $73.0 million to $5.5 billion. The Trust also notes that several prominent small cap funds in other fund complexes use a market capitalization range of up to $5.0 billion in defining small cap companies.

4.        Comment: In the “Principal Investment Strategies” disclosure, the existing disclosure provides that,

“[t]he Fund may continue to hold securities of a portfolio company that subsequently appreciates above the small-capitalization threshold.” Please add clarifying disclosure that the Fund may not purchase any more securities of such company after it appreciates above the small-capitalization threshold.

Response: The Trust respectfully submits that the current disclosure is appropriate and in compliance with the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). The “Principal Investment Strategies” section of the Prospectus provides that the Fund “invests at least 80% of its net assets” in small-capitalization companies, may continue to hold securities of a portfolio company that “subsequently appreciates above the small-capitalization threshold” and, further, defines small-capitalization by means of a range “at the time of purchase or otherwise within the range of capitalizations of companies in the Russell 2000 Growth Index.” (Emphasis added). Rule 35d-1(b) under the 1940 Act provides that the requirements apply at the time the Fund invests its assets, and that in the event the Fund no longer satisfies the applicable requirements, while the Fund’s future investments must be made in a manner that will bring the Fund into compliance, no repositioning of existing assets is required. The Trust believes that its existing disclosure is consistent with Rule 35d-1 because the existing disclosure makes clear that the inclusion of an investment in the 80% bucket applies at the time of purchase.

5.         Comment: The Staff notes that the “Additional Investment Policies” section states that “[t]he Fund reserves the right, without notice, to make any investment, or use any investment technique, except to the extent that such activity would require a shareholder vote, as discussed below under ‘Fundamental Investment Restrictions.’” The Fund is required to invest consistent with its stated investment strategy consistent with Item 16(b) of Form N-1A. Please revise the above-referenced disclosure in light of the Staff’s view that the disclosure gives the Fund too much discretion.

Response: The Trust respectfully submits that the current disclosure is appropriate and in compliance with the requirements of Form N-1A. Item 16(b) of Form N-1A requires the Fund to

“describe any investment strategies, including a strategy to invest in a particular type of security, used by an investment adviser of the Fund in managing the Fund that are not principal strategies and the risks of those strategies.” Consistent with this requirement, the “Additional Investment Policies – Investment Techniques and Associated Risks” section provides a description of the types of securities and techniques that are currently intended to be utilized by the Fund. In addition to listing the types of securities and techniques that are currently intended to be utilized by the Fund, the Fund also includes the above-referenced disclosure to inform shareholders that the Fund’s permissible investments could change over time. Therefore, the Trust respectfully declines to make the requested change.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 235-4887.

Very truly yours,

/s/ Antonio G. David

Antonio G. David

cc:	Mark Duggan, Esq.
Maureen A. Meredith, Esq.
Gregory C. Davis, Esq.
Adam M. Schlichtmann, Esq.